UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME No. 90.400.888/0001-42

NIRE 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”), in compliance with article 157 of Law 6,404/76 and Brazilian Securities Commission (“CVM”) Ruling No. 358/02, hereby informs its shareholders and the market in general that its Board of Directors, in a meeting held on this date, approved initiating a study to segregate the Company’s equity stake in its subsidiary Getnet Adquirência e Serviços para Meios de Pagamentos S.A. (“Getnet”), through a partial spin-off of the Company (“Potential Spin-off” and “Study”, respectively).

Upon the Potential Spin-off, the Company’s shareholders would become direct shareholders of Getnet, on a pro rata basis, based on the same equity percentage that they hold in the Company.

The delivery of Getnet’s shares/units to the Company’s shareholders would occur after:

(i)       the granting by the CVM of Getnet’s publicly-held company (Category A) registration;

(ii)        the registration of Getnet’s shares/units under the United States Securities Exchange Act of 1934;

(iii)       the listing of Getnet’s shares/units in Brazil and the listing or quotation of Getnet’s ADR (American Depositary Receipts) in the United States; and

(iv)       the approval of the Potential Spin-Off by the Brazilian Central Bank.

The Potential Spin-off and the listings depend on the completion of the Study, as well as on obtaining necessary approvals, including from shareholders and applicable regulators and markets.

The Company will keep its shareholders and the market informed about any relevant development related to this matter.

São Paulo, November 16th, 2020.

Angel Santodomingo Martell

Investors Relations Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 16, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer